UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended             December 31, 2006 and 2005

OR

[]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________

Commission file number 000-51372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 16 pages, numbered sequentially, including this cover page.

Item 4.	Required Information

TABLE OF CONTENTS

Page

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2006 and 2005	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
as of December 31, 2006	15

Signature	16

Omega Flex, Inc. 401(k) Profit Sharing Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2006	2005
ASSETS:
Investments, at Fair Value:
Pooled Separate Accounts, at estimated fair value	$2,962,526	$2,429,354

Omega Flex Inc. Stock Fund, at fair value	78,503	65,658

Guaranteed Income Account	773,432	584,436

Participant Loans, at estimated fair value	168,717	78,570

Interest Bearing Cash	-	32

Total Investments	3,983,178	3,158,050

Receivables:
Participants’ Contributions	4,925	5,064
Employer Matching Contributions	794	915
Employer Profit Sharing Contributions	198,521	172,263
Interest Receivable	272	-

Total Receivables	204,512	178,242

Total Assets	$4,187,690	$3,336,292

LIABILITIES:

Excess Contributions Payable to Participants	4,246	3,142

Total Net Assets Available for Benefits	$4,183,444	$3,333,150
	========	========

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2006	2005
Additions to Net Assets attributable to:

Investment Income:
Net Appreciation (Depreciation) in Fair Value of Investments	$321,898	($7,791)
Interest on Participant Loans	10,404	141
Interest and Dividends	27,596	1,029

Total Investment Income	359,898	(6,621)

Contributions:
Employer Contributions	259,366	$202,864
Participant Contributions	385,077	186,637
Rollover Contributions	11,120	4,175

Total Contributions	655,563	393,676

Total Additions	1,015,461	387,055

Transfer of Assets from Mestek Inc. Savings and
Retirement Plan	23,395	2,953,277

Deductions from Net Assets attributable to:
Benefits Paid Directly to Participants	169,673	6,760
Administrative Expenses	18,889	422

Total Deductions	188,562	7,182

Net Increase in Net Assets available for Benefits	850,294	3,333,150

Net Assets available for Benefits Beginning of Year	3,333,150	-

End of Year	$4,183,444	$3,333,150
	========	=========

The accompanying notes are an integral part of these financial statements.

OMEGA FLEX, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2006, and 2005

(1)	Plan Description

(a)	Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the "Plan") is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc.("Omega Flex" or "the Company") and employees of its participating subsidiaries. Participants in the Plan formerly participated in the Mestek Inc. Savings and Retirement Plan (“Mestek Plan”). The Plan was formed in contemplation of the spin-off of the Company from its former parent corporation, Mestek, Inc., which took place on July 29,2005. The employees contributed to the Mestek Plan until May 2005, when contributions began to be directed to this Plan. The majority of assets and account balances of the Omega Flex employees were transferred to the Plan from the Mestek Plan in December 2005, and consisted of the following:

Investment proceeds converted into pooled separate accounts
and Stable Value Fund	$2,808,427
Omega Flex, Inc. common stock	65,702
Participant Loans	79,148
Total 2005 transfer into Plan from Mestek Plan	$2,953,277
========

The assets and account balance of one employee was transferred to the Plan from the Mestek Plan in February 2006, and consisted of the following:

Investment proceeds converted into pooled separate accounts
and Stable Value Fund	$23,395
========

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account, and a profit sharing account. The Plan covers all employees of the Company and its domestic subsidiaries who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)	Participants' Contributions – 401(k) Account

Participating employees ("Participants") may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such Participant's earnings (as defined), on a before-tax basis, an after-tax basis, (for year 2005 only),or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from Participants. If a Participant has been a participant in another qualified plan, such Participant may transfer his or her eligible account balance into the Plan.

(c)	Company Contributions - 401(k) Account

To be eligible for a Company matching contribution, a Participant must have completed 1,000 hours of service in the plan year and be employed by the Company at the end of the fiscal year, as defined in the Plan.

Matching contributions made by the Company are equal to 25% of the first 6% of such Participants' earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a Participant’s earnings for the Plan year.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

(d)	Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible Participant’s account, and determines the amount of such contribution. To receive Profit Sharing contributions for a given year, the participants must work at least 1,000 hours of service, as defined, during the Plan year, and be employed by the Company on the last day of the year.

For the year ended December 31, 2006 and 2005, the Company made a contribution of 3% of each eligible participant’s earnings, to a maximum of $220,000 and $210,000 , respectively, of earnings as set by Section 415 of the Code. For those participants who had earnings above the Social Security Wage Base, as defined ($94,200 for 2006 and $90,000 for 2005), a contribution of an additional 3% of earnings was also made for those earnings higher than the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2006, an incremental 3% contribution on earnings between $100,000 and $220,000, and for 2005, an incremental 3% contribution on earnings between $95,000 and $210,000).

(e) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of credited Service	Vesting percentage

Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(g)	In-Service and Hardship Withdrawals

While a Participant is employed with the Company, a Participant may make withdrawals in cash of amounts applicable to participant and employer contributions and earnings or losses thereon, subject to certain restrictions. A Participant can make hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the Plan document. A Participant’s hardship withdrawal will preclude the Participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2. Company matching contributions made before January 1, 2001 and participant after-tax contributions can also be withdrawn.

(h)	Benefit Payments

A Participant's account balance under the Plan may be distributed upon retirement in one of two ways: lump-sum distribution, or in monthly installments over the shorter of 15 years or the participants life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Minimum distributions are required to begin by April 1 of the calendar year following the calendar year in which the Participant attains 70-1/2 years of age.

Upon death, disability, or termination of employment, a Participant (or the Participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the Participant’s vested account balance.

(i)	Participant Loans

An eligible Participant may borrow up to fifty percent of the value of his vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Participant's option. Loans for all other purposes must be repaid in one to five years, at the Participant's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2006, the applicable loan rates ranged from 5.38% to 9.25%. In 2005, the applicable loan rates ranged from 5.1% to 8.05%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant's account.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the fair values of investments. Actual results could materially differ from those estimates.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of separate accounts are valued at the net unit value of units held at year-end as reported by the trustee. The Omega Flex, Inc. Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by the Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets). Participant loans are valued at cost plus accrued interest, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position AAGINV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contract Held By Certain Investment Companies Subject to the AIPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” collectively referred to as the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits prepared on a contract basis.

The Plan adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and has applied the requirements retroactively. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d) Forfeitures

Forfeitures of terminating participants are used to first pay for Plan expenses. Any remaining forfeitures will be used to reduce the Company’s subsequent contributions to the Plan. As of December 31, 2006 and 2005, there were $9,620 and $32, respectively, in allocated forfeitures available to reduce Plan expenses and/or Company contributions.

(3)	Fund Management

Under the terms of a trust agreement the Plan assets were held and managed by the Investors Bank and Trust Company (“IBT”), which had full discretionary power over investments options in the Plan subjected to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended). On November 30, 2006, the assets and account balances held and managed by IBT the Plan entered a new trust agreement with and transferred to Prudential Bank & Trust, FSB (“PBT”, or the “Trustee”). PBT has full discretionary power over investments options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended)..

The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4)	Party-in-Interest Transactions

For the period from January 1, 2005 through November 30, 2006, the Plan invests in pooled separate accounts managed by TransAmerica Life Insurance and Annuity Company (“TransAmerica”), an affiliate of Investors Bank and Trust Company. TransAmerica was the custodian and recordkeeper of the Plan. IBT was the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions.

For the period from November 30, 2006 through December 31, 2006, the Plan invests in pooled separate accounts managed by Prudential Retirement Insurance and Annuity Company (“Prudential”), an affiliate of Prudential Bank & Trust, FSB. Prudential is the custodian and recordkeeper of the Plan. PBT is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions.

(5)	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be Participant directed, which means that each Participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the Plan trustee, Participants may elect to invest some of their contributions in an Omega Flex Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc. However, this fund had been frozen to investment transactions during 2005 and part of 2006 due to the lack of an effective registration statement for this offering within the Plan. The units of the Omega Flex stock fund were frozen from the time of the transfer-in of the securities through the date of declaration of an effective registration statement (Form S-8) with the US Securities and Exchange Commission covering the underlying shares. Such registration statement was filed on June 30, 2006. Thus, effective June 30, 2006, the Omega Flex Stock Fund became available for activities. The assets that do exist in the stock fund as of December 31, 2005 and 2006 were transferred in as balances from the Mestek Plan, and represent asset balances that had been previously invested by the participants in the Mestek, Inc. Stock Fund within the Mestek Plan.

Information about the net assets and the significant components of the changes in net assets relating to the participant-directed investments is as follows:

Balance at December 31,
	2006	2005

Omega Flex, Inc. Common Stock	$78,503	$65,658
	======	======

Activity for the Year Ended December 31
Balance at Beginning of Year	$65,658	$ -
Changes in Net Assets Available for Benefits:
Transfers In from stock fund portion of Mestek Plan		65,702
Net Appreciation (Depreciation) of fair value	12,845	(45)
Balance at End of Year	$78,503	$65,658
	======	======

(6)	Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees. However, the Company has the right to charge future expenses to the Plan.

(7)	Plan Termination

The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a Plan termination, Participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

(8)	Tax Status of the Plan

The Internal Revenue Service issued a determination letter on April 17, 2002, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Plan and its related Trust have adopted this Volume Submitter Plan. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

The investment agreement issued by Prudential is a group annuity contract that funds benefits for plans qualified under Section 401(a) of the Internal Revenue Code and is designed to comply with state insurance department standard.

(9)	Investments

(a)	Investment Balances

The Plan's investments, that exceed 5% of net assets available for Plan benefit, consisted of the following at December 31,:

	2006	2005

TI American Balanced Fund	-	$832,267
TA Stable Value Fund	-	584,436
TI JPMorgan Core Bond Fund	-	190,172
TI American Century Large Company Value Fund	-	212,408
Transamerica Vanguard Target Retirement 2015 Fund	-	203,541
Transamerica Vanguard Target Retirement 2025 Fund	-	300,293
Transamerica Core Equity Fund	-	250,238
Core Plus Bond/PIMCO Fund	$415,565
Small Cap Value/Kennedy Capital Fund	241,909
Goldman Sachs Structured Large Cap Growth A Fund	257,718
Guaranteed Income Fund	773,432
Large Cap Value/AJO Fund	464,632
Large Cap Blend/Victory Fund	238,754
Retirement Goal 2030 Fund	315,433
Retirement Goal 2020 Fund	229,409

(b)	Net Appreciation (Depreciation) in Fair Value of Investments

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in fair value as follows:

	2006	2005
Assets valued based upon Fair Value:
Omega Flex, Inc. Stock Fund	$12,845	(45)

Assets valued based upon estimated Fair Value:
TI American Growth Fund	9,959	523
TI American Balanced Fund	78,260	(6,635)
TI JPMorgan High Yield Bond Fund	3,205	138
TI JPMorgan Core Bond Fund	5,667	518
TI American Century Large Company Value Fund	31,436	(2,437)
Transamerica Goldman Sachs Mid-Cap Opportunities Fund	4,630	(227)
TI American Century Small Cap Value Fund	21,048	(543)
TI Vanguard Target Retirement 2005 Fund	1,317	3
TI Vanguard Target Retirement 2015 Fund	22,502	105
TI Vanguard Target Retirement 2045 Fund	8,498	621
TI Vanguard Target Retirement 2025 Fund	31,771	(389)
TI Vanguard Target Retirement 2035 Fund	10,405	960
Transamerica Core Equity Fund	26,409	(1,744)
TI JPMorgan Small Cap Growth Fund	3,309	534
Transamerica Templeton Foreign Fund	22,420	827
Core Plus Bond/PIMCO Fund	(4,427)	-
Small Cap Value/Kennedy Capital Fund	2,365	-
Small Cap Growth/Essex Fund	1,846	-
Goldman Sachs Structured Large Cap Growth A Fund	1,726	-
Mid Cap Growth/Time Square Fund	779	-
Mid Cap Value/CRM Fund	136	-
Large Cap Value/AJO Fund	10,028	-
International Blend/The Boston Company Fund	7,227	-
Large Cap Blend/Victory Fund	(20)	-
Retirement Goal 2030 Fund	3,373	-
Hi Yield Bond/Caywood-Scholl Fund	384	-
Retirement Goal 2020 Fund	1,798	-
Retirement Goal 2050 Fund	1,373	-
Retirement Goal 2040 Fund	1,254	-
Retirement Goal 2010 Fund	175	-
Retirement Goal Income Fund	(27)	-
	$321,898	($7,791)
	=======	=====

(c) Guaranteed Investment Contracts

Transamerica Contract

Prior to November 30, 2006, the Plan participated in a contract with TransAmerica via investments in the Stable Fund (SF), which by definition is considered to be guaranteed investment contract, or GIC. In certain instances when total distributions or transfers in the Stable Fund within a calendar year exceed pre-determined thresholds, transactions in the SF may face certain restrictions, in accordance with the contract terms. This could potentially result in the SF not being fully benefit responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract. Contract value as reported to the Plan by TransAmerica, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

TransAmerica maintains the contributions and invests them in TransAmerica’s general account. The TransAmerica Stable Value Fund is fully benefit-responsive. The Stable Value Fund was credited with guaranteed interest rates between 3.4% and 3.5% (which approximates the average yield during the year of 3.47%) between May 2005 and November 2006. Interest rates on the contract reset monthly. The contract is charged for Plan withdrawals and administrative expenses by TransAmerica. The contract is included in the financial statements at contract value, as reported to the Plan by TransAmerica. There are no reserves against contract value for the credit risk of the contract issuer or otherwise.

Prudential contract

On November 30, 2006, the assets and account balances of the TransAmerica Stable Value Fund were transferred to Prudential’s Guaranteed Income Fund (GIF). After November 30, 2006, the Plan participated in a contract with Prudential via investments in the GIF, which by definition is considered to be guaranteed investment contract, or GIC. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract. Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rate are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum credit rate under the contract is 1.50%. Average earnings yield and average credit rate yield for 2006 is 3.55%.

For the period presented, the average earnings yield is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result. The average crediting rate yield is calculated by dividing the earnings credited to the Participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result. As a result of current stable value product construction, no adjustments will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the Participants.

Key factors that could influence future average interest crediting rate include, but no limited to: participant directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failure of any of the securities, investment contracts, or other investments held in the Plan.

There are certain events not initiated by Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract vale. Examples of such events include: The Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off or other significant business restructuring, which may include early retirement inventive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce Participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The committee does not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with Participants, is probable.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2006	2005

Net assets available for plan benefits per the financials statements	4,183,444	3,333,150
Deemed distributions not reported on financial statements	(4,322)	-

Net assets available for plan benefit per Form 5500	4,179,122	3,333,150
	=======	=======

The following is a reconciliation of net increase per the financial statements to the Form 5500:

	2006	2005

Net increase per the financials statements	850,294	3,333,150
Deemed distributions not reported on financial statements	(4,322)	-

Net increase per Form 5500	845,972	3,333,150
	======	=======

OMEGA FLEX, INC. 401(K) PROFIT SHARING PLAN

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b)	(c)					(d)	(e)
		Description of Investment
Party – in interest	Identity of issuer, borrower, lessor or similar party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value

		Pooled separate account
*	Core Plus Bond/PIMCO Fund	“	N/a	N/a	N/a	N/a	N/a	$415.565
*	Small Cap Value/Kennedy Capital Fund	“	N/a	N/a	N/a	N/a	N/a	241,909
*	Small Cap Growth/Essex Fund	“	N/a	N/a	N/a	N/a	N/a	73,525
*	Goldman Sachs Structured Large Cap Growth A Fund	“	N/a	N/a	N/a	N/a	N/a	257,718
*	Mid Cap Growth/Time Square Fund	“	N/a	N/a	N/a	N/a	N/a	101,741
*	Mid Cap Value/CRM Fund	“	N/a	N/a	N/a	N/a	N/a	45,266
*	Large Cap Value/AJO Fund	“	N/a	N/a	N/a	N/a	N/a	464,632
*	International Blend/The Boston Company Fund	“	N/a	N/a	N/a	N/a	N/a	178,826
*	Large Cap Blend/Victory Fund	“	N/a	N/a	N/a	N/a	N/a	238,754
*	Retirement Goal 2030 Fund	“	N/a	N/a	N/a		N/a	315,433
*	Hi Yield Bond/Caywood-Scholl Fund	“	N/a	N/a	N/a	N/a	N/a	40,260
*	Retirement Goal 2020 Fund	“	N/a	N/a	N/a	N/a	N/a	229,409
*	Retirement Goal 2050 Fund	“	N/a	N/a	N/a	N/a	N/a	101,098
*	Retirement Goal 2040 Fund	“	N/a	N/a	N/a	N/a	N/a	107,367
*	Retirement Goal 2010 Fund	“	N/a	N/a	N/a	N/a	N/a	120,853
*	Retirement Goal Income Fund	“	N/a	N/a	N/a	N/a	N/a	30,170

	Subtotal							$2,962,526
								========
*	Guaranteed Income Fund	Group Annuity Contract	N/a	3.5%	N/a	N/a	N/a	773,432
*	Omega Flex, Inc. Stock Fund	Separate Account	N/a	N/a	N/a	N/a	N/a	78,503
*	Participant Loans		N/a	5.38% to 9.25%	N/a	N/a	-	168,717

	Total							$3,983,178
								========

* Represents a Party-in-interest to the Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Stephanie Salak-Barry
Stephanie Salak-Barry
Plan Administrator

June 19, 2007

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